NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Reports In-Line Fourth Quarter Results: Foresees Solid Spring Season

February 9, 2017—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today its 2016 fourth quarter results, with a net earnings to equity holders of Agrium of $67-million ($0.49 diluted earnings per share) compared to net earnings of $201-million ($1.45 diluted earnings per share) in the fourth quarter of 2015. The reduction in net earnings was driven primarily by lower year-over-year nutrient pricing. On an annual basis, 2016 earnings to equity holders of Agrium were $592-million ($4.29 diluted earnings per share) compared to $988-million ($6.98 diluted earnings per share) in 2015.

Highlights:

•	Fourth quarter guidance relevant earnings were $94-million or $0.68 diluted earnings per share[1] which is in-line with our guidance. Retail reported record EBITDA[2],[3] for the fourth quarter, supported by strong crop protection product sales and record International earnings, as Australian operations delivered a 29 percent increase in annual EBITDA in 2016.

•	Cash provided by operating activities was $1.5-billion in the fourth quarter.

•	Wholesale achieved record production for nitrogen this year and successfully completed construction of the 610,000 tonne urea plant at its nitrogen facility in Borger, Texas, within the previously disclosed revised timeline and cost parameters. Commissioning is underway and production is expected to commence in the first quarter of 2017.

•	Agrium had a record year for retail small to mid-sized acquisitions, with over $500-million of expected annual sales.

•	Agrium’s commitment to Operational Excellence continued to deliver results this quarter, and on an annual basis we delivered approximately $145-million of EBITDA cash cost savings across the company. Supporting this was $66-million in fixed cost savings in Wholesale, while Retail’s cash operating coverage ratio[3] improved to 61 percent on an annual basis.

•	Agrium has announced our 2017 annual guidance range of $4.50 to $6.00 diluted earnings per share (see page 3 for guidance assumptions and further details).

“Agrium continued to deliver solid results across our business this quarter, supported by record fourth quarter results in our Retail business and strong wholesale operating performance. We delivered on our promise of value-added growth in 2016 by successfully bringing our Borger expansion to completion and growing retail at a record pace through acquisitions,” commented Chuck Magro, Agrium’s President and CEO. “We have been encouraged by the recent firming in global nutrient markets and we anticipate solid demand for crop inputs in the coming spring application season,” added Mr. Magro.

[1]	Effective tax rate of 25.5 percent for the fourth quarter and 27.3 percent for the year ended 2016 were used for the adjusted net earnings, guidance relevant earnings and per share calculations. These are non-IFRS measures which represent net earnings adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to the earnings of other companies and our guidance by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange and related gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. Our guidance is forward-looking information. We present guidance relevant earnings per share to provide an update to this previously disclosed forward-looking information. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.
[2]	Earnings (loss) from operations before finance costs, income taxes, depreciation and amortization.
[3]	This is a non-IFRS measure. Refer to section “Non-IFRS Measures”.

ADJUSTED NET EARNINGS AND GUIDANCE RELEVANT EARNINGS RECONCILIATIONS

	Three months ended			Twelve months ended
	December 31, 2016			December 31, 2016
		Net earnings			Net earnings
		(loss) impact			impact
(millions of U.S. dollars, except per share amounts)	Expense	(post-tax)	Per share (a)	Expense	(post-tax)	Per share (a)
		67	0.49		596	4.29

Adjustments:
Share-based payments	33	25	0.18	55	40	0.29
Foreign exchange loss net of non-qualifying derivatives	3	2	0.01	13	9	0.06
Merger and related costs	14	10	0.07	31	23	0.17
Egyptian pound devaluation impact on MOPCO equity investment	(35)	(26)	(0.19)	(35)	(25)	(0.18)
IT outsourcing costs	7	5	0.04	14	10	0.07

Adjusted net earnings (b)		83	0.60		653	4.70
Additional items not included in earnings guidance:
Investment impairment	15	11	0.08	15	11	0.08
Non-operational legal costs	—	—	—	18	13	0.09

Guidance relevant earnings (b)		94	0.68		677	4.87

(a)	Diluted per share information attributable to equity holders of Agrium
(b)	Effective tax rate of 25.5 percent for the fourth quarter and 27.3 percent for the year ended was used for the adjusted net earnings, guidance relevant earnings, and per share calculations.

MARKET OUTLOOK

Agricultural and Crop Input Fundamentals

•	Crop prices are similar to or higher than where they were a year ago, despite record global crop production in 2016/17.

•	Strong global demand for grains and oilseeds has helped to partly offset the impact from record grain production. The United States Department of Agriculture (“USDA”) projects that combined global grain and oilseed demand will grow by over 3 percent in 2016/17. Over the past four years, global demand has grown at an annual rate of 2.8 percent, which is the highest four year growth rate in the past thirty five years.

•	We expect growers will continue to be cautious when making crop input decisions in 2017, despite improved margins partly associated with lower crop input prices. North American crop input prepay levels are higher than the same time last year, partly due to strong anticipated spring nutrient purchases in Canada due to the shortened fall ammonia season in 2016.

•	We expect U.S. corn acreage to be between 90 million to 92 million acres in 2017, down from 94 million acres in 2016. We anticipate the decline in corn acreage to result in a 1 to 3 percent decline in 2016/17 U.S. crop nutrient demand, as well as lower expenditures on seed. However, total crop protection expenditures are expected to be relatively stable in 2017.

Nitrogen

•	Global nitrogen prices rallied in late 2016 and early 2017, with benchmark urea and ammonia prices up between $80 and over $100 per tonne from second half 2016 lows. The rise in nitrogen prices was primarily in response to reduction in supply and export availability from China and Eastern Europe, largely due to low global prices earlier in the year.

•	Chinese coal prices increased by between 40 and 140 percent between the low and high of 2016, depending on the type of coal. The increase in costs and relatively low global urea prices resulted in

Chinese urea exports in the fourth quarter declining by more than 65 percent year-over-year, while annual exports declined from 13.8 million tonnes in 2015 to 8.9 million tonnes in 2016. We anticipate exports will decline further in 2017 to between six and eight million tonnes, despite the recent removal of the Chinese urea export tax in late 2016.

•	U.S. offshore imports of urea were down more than one million tonnes in the second half of 2016 compared to 2015 levels, which was more than double the estimated increase in domestic production during the same time period. The shortfall in supply has lent further support to urea prices in early 2017.

Potash

•	Strong potash demand supported global potash prices in the second half of 2016 and into the first half of 2017 as most potash buyers had relatively low inventories by the end of 2016. We expect that global potash shipments will be between 60 to 62 million tonnes in 2017, up from 59 million tonnes in 2016.

•	Analysts expect new potash capacity to begin ramping up in the first half of 2017, which would increase available supply in the second half of 2017, however much will depend on the rate at which new supplies become available relative to the rate of international demand growth.

Phosphate

•	The phosphate market was relatively weak by the end of 2016, in part due to strong exports from China late in the year; however, exportable supplies from China have tightened in early 2017 and both global and North American prices have recently increased as a result.

•	Increased raw material costs are also supportive of phosphate prices, particularly the rise in the price of ammonia.

2017 ANNUAL GUIDANCE

Based on our assumptions set out under the heading “Market Outlook”, Agrium expects to achieve annual diluted earnings per share of $4.50 to $6.00 in 2017. We have maintained a range width encompassing approximately $300-million of EBITDA variability to reflect the risk and opportunity associated with crop nutrient prices and demand for crop inputs at this time of year. We are assuming a normal spring and fall application season, recognizing there is always a risk that inclement weather could affect the timing and duration of each season. Our earnings per share guidance assumes some recovery from current nitrogen prices during the key application seasons.

Based on these and other assumptions regarding prices and demand for crop nutrients set out under the heading “Market Outlook”, we expect Retail EBITDA to be $1.125-billion to $1.225-billion, and Retail nutrient sales volumes to range between 10.2 million to 10.6 million tonnes in 2017.

Based on our expected increase in utilization rate for our nitrogen assets, we anticipate nitrogen production to total 3.6 to 3.8 million tonnes. Agrium continues its hedging program for gas requirements in 2017 and is monitoring the market to mitigate any upward pressure on prices through near-term hedging. Our earnings per share guidance assumes NYMEX gas prices will be between $3.05 and $3.85 per MMBtu in 2017.

Agrium’s expectation for potash production in 2017 assumes the full ramp-up of production following the expansion project at our Vanscoy mine. We expect to produce between 2.4 and 2.8 million tonnes of potash in 2017.

Total capital expenditures are expected to be in the range of $650-million to $750-million, of which approximately $500-million to $550-million is expected to be sustaining capital expenditures.

Agrium’s annual effective tax rate for 2017 is expected to range between 27 to 29 percent.

This guidance and updated additional measures and related assumptions are summarized in the table below. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and non-qualifying derivative hedges, and merger related costs. Volumetric and earnings estimates assume normal seasonal growing and harvest patterns in the geographies where Agrium operates.

2017 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS (in U.S. dollars)	$4.50	$6.00
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)	3.6	3.8
Potash (millions)	2.4	2.8
Retail:
EBITDA (millions of U.S. dollars)	$1,125	$1,225
Crop nutrient sales tonnes (millions)	10.2	10.6
Other:
Tax rate	29%	27%
Sustaining capital expenditures (millions of U.S. dollars)	$500	$550
Total capital expenditures (millions of U.S. dollars)	$650	$750

February 9, 2017

All comparisons of results for the fourth quarter of 2016 (three months ended December 31, 2016) and for the twelve months ended December 31, 2016 are against results for the fourth quarter of 2015 (three months ended December 31, 2015) and twelve months ended December 31, 2015. All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. This news release should be read in conjunction with our audited annual financial statements and related notes, prepared in accordance with IFRS, contained in our 2015 Annual Report, available at www.agrium.com.

The financial measures cash operating coverage ratio, cash selling and general and administrative expenses, cash cost of product manufactured, and EBITDA used in this news release are not prescribed by, and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” for further details, including a reconciliation of such measures to their most directly comparable measure calculated in accordance with IFRS.

2016 Fourth Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2016	2015	Change	% Change
Sales	2,280	2,407	(127)	(5)
Gross profit	748	900	(152)	(17)
Expenses	586	576	10	2
Earnings before finance costs and income taxes (EBIT)	162	324	(162)	(50)
Net earnings	67	200	(133)	(67)
Diluted earnings per share	0.49	1.45	(0.96)	(66)
Effective tax rate (%)	25	20	N/A	N/A

Sales and Gross Profit

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015	Change
Sales
Retail	1,828	1,765	63
Wholesale	657	888	(231)
Other	(205)	(246)	41

	2,280	2,407	(127)

Gross profit
Retail	623	599	24
Wholesale	134	320	(186)
Other	(9)	(19)	10

	748	900	(152)

•	Retail’s sales and gross profit increased in the fourth quarter of 2016 primarily as a result of higher crop protection product sales due to higher demand for herbicides and glyphosate in the U.S. Corn Belt and favorable weather conditions in Australia.

•	Wholesale’s sales and gross profit decreased in the fourth quarter compared to the same period last year due to lower market prices for all nutrients.

Expenses

•	General and administrative expenses decreased by $9-million (12 percent) as a result of organization-wide cost control measures.

•	Earnings from associates and joint ventures increased as a result of the devaluation of the Egyptian pound that led to a $35-million foreign exchange gain in MOPCO, net of tax.

•	Our share price increased during the current quarter leading to higher share-based payments expense of $18-million.

•	Other expenses increased during the quarter primarily due to the following:

•	Merger and related costs of $14-million

•	Impairment loss of $15-million related to an international investment

•	Information Technology outsourcing costs of $7-million

For further breakdown on Other expenses, see table below:

Other expenses breakdown

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015
Loss (gain) on foreign exchange and related derivatives	3	(5)
Interest income	(17)	(16)
Gain on sale of assets	—	(17)
Asset impairment	15	19
Environmental remediation and asset retirement obligations	1	1
Bad debt expense	3	4
Potash profit and capital tax	2	3
Merger and related costs	14	—
Outsourcing costs	7	—
Other	15	38

	43	27

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended December 31,
	2016				2015
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	1	66	1	68	1	64	1	66
Wholesale
Nitrogen	22	—	1	23	18	—	—	18
Potash	26	—	—	26	28	—	—	28
Phosphate	15	—	—	15	14	—	—	14
Wholesale Other (a)	3	—	—	3	4	—	1	5

	66	—	1	67	64	—	1	65
Other	—	—	6	6	—	—	4	4

Total	67	66	8	141	65	64	6	135

(a)	This includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

Effective Tax Rate

•	The effective tax rate of 25 percent for the fourth quarter of 2016 was higher than the tax rate of 20 percent for the same period in 2015 due to a decrease in the recognition of previously unrecognized tax assets in Canada.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended December 31,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	1,828	1,765	63
Cost of product sold	1,205	1,166	39
Gross profit	623	599	24
EBIT	134	133	1
EBITDA	202	199	3
Selling and general and administrative expenses	502	491	11

•	Retail reported record fourth quarter gross profit and EBITDA[1],supported by robust demand for crop protection products and application services in the U.S and Australia. On an annual basis, Retail, and specifically Australia, reported record EBITDA while U.S. operations reported a record EBITDA to sales margin of 10.4 percent supported by higher margin proprietary product sales and cost savings.

•	Total Retail selling and general and administrative expenses were up $11-million from the fourth quarter of last year. However, total cash expenses were down by $12-million after adjusting for costs associated with the retail locations acquired in 2016. Our cash operating coverage ratio also improved due to our continued focus on Operational Excellence, moving down to 61 percent on a rolling four quarter basis from 62 percent for the same period last year.

•	Regionally, U.S. EBITDA was up slightly this quarter, while our Canadian operations reported weaker results due to an early winter, which shortened the fall application season. Australia reported a $20-million increase in EBITDA primarily due to strong crop protection product sales and accompanying application services. Our South American Retail operations reported slightly higher gross profit but lower EBITDA this quarter.

Retail sales and gross profit by product line

	Three months ended December 31,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2016	2015	Change	2016	2015	Change	2016	2015
Crop nutrients	779	843	(64)	147	154	(7)	19	18
Crop protection products	620	541	79	296	268	28	48	50
Seed	101	75	26	43	54	(11)	43	72
Merchandise	167	156	11	27	27	—	16	17
Services and other	161	150	11	110	96	14	68	64

Crop nutrients

•	Total crop nutrient sales were 8 percent lower this quarter compared to the same period last year, due to significantly lower prices across all nutrients, partly offset by higher crop nutrient volumes.

•	The increase in crop nutrient volumes was due primarily to a 26 percent increase in U.S. sales tonnes this quarter, partly offset by a slight decline in nutrient volumes in Canada due to some fall weather challenges.

•	Total crop nutrient gross profit was 5 percent lower this quarter due to lower selling prices and margins. North American nutrient per tonne margins were down $19 this quarter due to weaker nutrient prices, but margins as a percentage of sales rose to 19 percent this quarter compared to 18 percent in the fourth quarter of 2015.

[1]	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

Crop protection products

•	Total crop protection product sales were up 15 percent this quarter due to strong demand in Australia, an open window in the U.S. for fall applications and some catch up in demand for crop protection products resulting from the reduced sales of these products experienced during the third quarter.

•	Gross profit in the fourth quarter was up 10 percent over last year due to strong volumes and an increase in proprietary product sales. Crop protection product margins as a percentage of sales were down slightly this quarter as a result of a higher sales mix to wholesalers and selling higher volumes of lower margin products such as glyphosate, which is used for post-harvest burndown.

•	Proprietary crop protection product sales as a percentage of total crop protection product sales reached 18 percent this quarter, up two percentage points over the same period last year. On an annual basis, proprietary crop protection sales grew 11 percent in 2016 and represented 24 percent of total crop protection product sales this year.

Seed

•	Total seed sales were 35 percent higher this period compared to last year due to increased sales of product to wholesalers in the U.S and higher demand in Australia. Gross profit declined by 20 percent, partly related to the higher sales mix to wholesalers which traditionally represents lower margins. As a result, total seed margins as a percentage of sales was 43 percent this quarter- a 29 percent decrease from the fourth quarter of 2015. On an annual basis, however, seed margins were 20 percent the same as in 2015.

Merchandise

•	Merchandise sales increased 7 percent, while gross profit remained in line with the same period last year. The increase in sales was primarily due to stronger results in Australia and increased merchandise sales in the U.S. due to some of the recent retail acquisitions.

Services and other

•	Sales for services and other was up 7 percent this quarter, while gross profit was 15 percent higher. The increase in sales and profit was related to higher crop nutrient and crop protection product applications in the U.S. and Australia this quarter.

Wholesale

	Three months ended December 31,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	657	888	(231)
Sales volumes (tonnes 000’s)	2,273	2,292	(19)
Cost of product sold	523	568	(45)
Gross profit	134	320	(186)
EBIT	149	287	(138)
EBITDA	216	352	(136)
Expenses (including earnings from associates and joint ventures)	(15)	33	(48)
Earnings from associates and joint ventures	(34)	(2)	(32)

•	Wholesale earnings this quarter were primarily impacted by lower global fertilizer prices across all nutrients compared to the same period last year. This was partly offset by lower fixed costs related to ongoing Operational Excellence initiatives.

Wholesale NPK product information

	Three months ended December 31,
	Nitrogen			Potash			Phosphate
	2016	2015	Change	2016	2015	Change	2016	2015	Change
Gross profit (U.S. dollar millions)	85	186	(101)	21	63	(42)	8	37	(29)
Sales volumes (tonnes 000’s)	954	912	42	590	656	(66)	303	325	(22)
Selling price ($/tonne)	298	403	(105)	179	267	(88)	475	610	(135)
Cost of product sold ($/tonne)	209	199	10	143	171	(28)	449	495	(46)
Gross margin ($/tonne)	89	204	(115)	36	96	(60)	26	115	(89)

Nitrogen

•	Nitrogen gross profit was down 54 percent compared to the same period last year primarily due to significantly lower global nitrogen prices.

•	Sales volumes were slightly higher than the same period last year due to strong demand for urea and nitrogen solutions. Ammonia sales volumes were 11 percent lower than the same period last year as a result of the early winter weather in Western Canada and the Northern Plains of the U.S. this year.

•	Realized selling prices per tonne were down 26 percent compared to the same period last year due to lower global benchmark nitrogen prices.

•	Cost of product sold per tonne increased by 5 percent compared to the same period last year partly due to higher natural gas input costs. Partially offsetting this were higher utilization rates and lower fixed costs at our facilities. Average nitrogen margins were $89 per tonne this quarter, while ammonia and urea margins averaged approximately $100 per tonne.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended December 31,
(U.S. dollars per MMBtu)	2016	2015
Overall gas cost excluding realized derivative impact	2.52	2.15
Realized derivative impact	0.07	0.31
Overall gas cost	2.59	2.46
Average NYMEX	2.99	2.28
Average AECO	2.12	2.00

Potash

•	Potash gross profit declined by 67 percent compared to the same period last year due to lower global potash prices.

•	Sales volumes were 10 percent lower in the current period primarily due to lower opening inventory levels this year.

•	Realized selling prices have declined over the past year with selling prices down 33 percent internationally and 25 percent for North American markets compared to the same period last year.

•	Our cost of product sold per tonne was 16 percent lower than the same period last year due to a product mix with higher proportion of sales to offshore markets, where freight is excluded from cost of product sold. A weaker Canadian dollar and fixed cost savings also contributed to reduced costs this quarter. Cash cost of product manufactured on an annual basis also declined by 18 percent to $79 per tonne compared to 2015 due to higher production volumes and lower fixed costs.

Phosphate

•	Phosphate gross profit was 78 percent lower than the same period last year due to continuing pressure on phosphate benchmark prices. Lower sales volumes also contributed to the decline in gross profit but were more than offset by lower cost of product sold per tonne.

•	Sales volumes were 7 percent lower than the same period last year due to an early winter in Western Canada this quarter and a shorter window for fall applications of phosphate.

•	Cost of product sold per tonne was down 9 percent compared to the same period last year due to lower input costs and the lower Canadian dollar benefiting the Redwater phosphate facility.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015	Change
Ammonium sulfate	11	16	(5)
ESN	8	15	(7)
Product purchased for resale	—	1	(1)
Other	1	2	(1)

	20	34	(14)

•	Gross profit from Wholesale Other was lower than the same period last year primarily due to overall lower realized nutrient prices. This was partly offset by higher sales volumes of ESN and ammonium sulfate this quarter.

Expenses

•	Wholesale expenses decreased by $48-million in the current quarter due to higher equity earnings of $32-million from our investments, primarily as a result of the Egyptian pound devaluation leading to a foreign exchange gain; a 16 percent reduction in selling, general and administrative expenses as a result of our on-going Operational Excellence initiatives; and a $19-million goodwill impairment on our Europe purchased for resale business included in the same period last year. This was partially offset by a $17-million gain on the sale of the West Sacramento nitrogen upgrading facility recognized in the same period last year.

Other

EBITDA for our Other non-operating business unit for the fourth quarter of 2016 had a net expense of $115-million, compared to a net expense of $92-million for the fourth quarter of 2015. The variance was primarily due to:

•	Merger and related costs of $14-million

•	An increase of $18-million in share-based payments expense as a result of an increase in our share price

•	Impairment loss of $15-million on an international investment

•	Partially offset by a $10-million decrease in gross profit elimination as a result of lower intersegment inventory held at the end of the fourth quarter of 2016

Capital Spending and Expenditures (a)

	Three months ended		Twelve months ended
	December 31,		December 31,
(millions of U.S. dollars)	2016	2015	2016	2015
Retail
Sustaining	23	38	111	141
Investing	21	12	50	37

	44	50	161	178
Acquisitions (b)	26	42	342	127

	70	92	503	305

Wholesale
Sustaining	38	189	244	388
Investing	90	26	312	604

	128	215	556	992

Other
Sustaining	1	9	4	12
Investing	—	4	3	6

	1	13	7	18

Total
Sustaining	62	236	359	541
Investing	111	42	365	647

	173	278	724	1,188
Acquisitions (b)	26	42	342	127

	199	320	1,066	1,315

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our total capital expenditures decreased in the fourth quarter and twelve months of 2016 compared to the same periods last year due to the ramp-up of our Vanscoy potash facility in 2015 combined with decreased spending on the Borger project in 2016.

•	We completed the acquisitions of 16 farm centers located in the provinces of Alberta and Saskatchewan from Andrukow Group Solutions Inc. and 18 farm centers located across the northern U.S. Corn Belt region from Cargill AgHorizons (U.S.) in 2016.

SHARE REPURCHASES

Pursuant to the agreement dated September 11, 2016 with PotashCorp, under which the companies will combine in a merger of equals, we are restricted from purchasing our outstanding shares prior to completion of the proposed plan of arrangement. No shares were repurchased under the Normal Course Issuer Bid in 2016 or the period from January 1, 2017 to February 18, 2017. During 2015, we purchased for cancellation 5,574,331 shares at an average share price of $100.25.

OUTSTANDING SHARE DATA

Agrium had 138,176,000 outstanding shares at February 3, 2017. At February 3, 2017, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 937,528.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2016	2016	2016	2016	2015	2015	2015	2015
except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	2,280	2,245	6,415	2,725	2,407	2,524	6,992	2,872
Gross profit	748	568	1,525	554	900	696	1,708	584
Net earnings (loss)	67	(39)	565	3	200	99	675	14
Earnings (loss) per share attributable to equity holders of Agrium:
Basic and diluted	0.49	(0.29)	4.08	0.02	1.45	0.72	4.71	0.08
Dividends declared	121	120	122	121	121	120	125	112
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.780

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measures, their definitions and why management uses the measures.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
Cash operating coverage ratio Cash selling and general and administrative expenses

Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization.

Selected financial measures excluding depreciation and amortization.

Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.

EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

Cash cost of product manufactured (COPM)	All fixed and variable costs are accumulated in cash COPM excluding depreciation and amortization expense and direct freight.	Enables investors to better understand the performance of our manufactured operations compared to other crop nutrient producers.

When cash COPM costs are divided by the production tonnes for the period, the result is actual cash COPM per tonne, which is compared to the standard cash COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard cash COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances.

Direct freight is a transportation cost to move the product from an Agrium location to the point of sale. There is no directly comparable IFRS measure for cash COPM.

Retail cash operating coverage ratio

	Rolling four quarters ended December 31,
(millions of U.S. dollars, except as noted)	2016	2015
Gross profit	2,786	2,728
Depreciation and amortization in cost of product sold	6	6

Gross profit excluding depreciation and amortization	2,792	2,734
EBITDA	1,091	1,033

Operating expenses excluding depreciation and amortization	1,701	1,701

Cash operating coverage ratio (%)	61	62

Cash selling and general and administrative expenses

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015	2016	2015	2016	2015
	Retail		Wholesale		Consolidated
Selling	476	462	9	7	480	465
Depreciation and amortization in selling expense	66	64	—	—	66	64

Cash selling	410	398	9	7	414	401

General and administrative	26	29	7	12	65	74
Depreciation and amortization in general and administrative	1	1	1	1	8	6

Cash general and administrative	25	28	6	11	57	68

	Three months ended December 31,
Consolidated and business unit EBITDA
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2016
Net earnings				67
Finance costs related to long-term debt				51
Other finance costs				21
Income taxes				23

EBIT	134	149	(121)	162
Depreciation and amortization	68	67	6	141

EBITDA	202	216	(115)	303

2015
Net earnings				200
Finance costs related to long-term debt				53
Other finance costs				20
Income taxes				51

EBIT	133	287	(96)	324
Depreciation and amortization	66	65	4	135

EBITDA	199	352	(92)	459

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2017 annual guidance, including expectations regarding our diluted earnings per share and Retail EBITDA; capital spending expectations for 2017; expectations regarding performance of our business segments in 2017; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions; our market outlook for 2017, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and the proposed merger with PotashCorp, including timing of completion thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2017 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach; the receipt, on a timely basis, of regulatory approvals in respect of the proposed merger with PotashCorp and satisfaction of other closing conditions relating thereto. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2015 annual MD&A and under the heading “Market Outlook” herein, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our expansion projects; the risks that are inherent in the nature of the proposed merger with PotashCorp, including the failure to obtain required regulatory approvals and failure to satisfy all other closing conditions in accordance with the terms of the proposed merger with PotashCorp, in a timely manner or at all; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2015 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2015 annual MD&A.

The purpose of our expected diluted earnings per share and Retail EBITDA guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with significant competitive advantages across our product lines. We supply key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fiber. Agrium retail-distribution has an unmatched network of over 1,400 facilities and over 3,800 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled-release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com.

A WEBSITE SIMULCAST of the 2016 4th Quarter Conference Call will be available in a listen-only mode beginning Friday, February 10, 2017 at 8:00 a.m. MT (10:00 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
(millions of U.S. dollars, unless otherwise stated)	2016	2015	2016	2015
Sales	2,280	2,407	13,665	14,795
Cost of product sold	1,532	1,507	10,270	10,907

Gross profit	748	900	3,395	3,888
Expenses
Selling	480	465	1,914	1,921
General and administrative	65	74	242	268
Share-based payments	33	15	55	51
(Earnings) loss from associates and joint ventures	(35)	(5)	(66)	4
Other expenses	43	27	152	28

Earnings before finance costs and income taxes	162	324	1,098	1,616
Finance costs related to long-term debt	51	53	204	181
Other finance costs	21	20	74	71

Earnings before income taxes	90	251	820	1,364
Income taxes	23	51	224	376

Net earnings	67	200	596	988

Attributable to
Equity holders of Agrium	67	201	592	988
Non-controlling interest	—	(1)	4	—

Net earnings	67	200	596	988

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share	0.49	1.45	4.29	6.98
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)	138	138	138	142

See accompanying notes.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and were approved for issuance by the Audit Committee on February 9, 2017. These interim financial statements do not include all information and disclosures normally provided in annual or quarterly financial statements and should be read in conjunction with our audited annual financial statements and related notes, prepared in accordance with IFRS, contained in our 2015 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
(millions of U.S. dollars)	2016	2015	2016	2015
Net earnings	67	200	596	988
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	19	(15)	7	(45)
Deferred income taxes	(5)	4	(1)	12
Share of comprehensive (loss) income of associates and joint ventures	(36)	1	(34)	(6)
Foreign currency translation
(Losses) gains	(94)	(85)	59	(617)
Reclassifications to earnings	—	7	—	8

	(116)	(88)	31	(648)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial gains (losses)	15	14	(10)	14
Deferred income taxes	(4)	(5)	3	(4)

	11	9	(7)	10

Other comprehensive (loss) income	(105)	(79)	24	(638)

Comprehensive (loss) income	(38)	121	620	350

Attributable to
Equity holders of Agrium	(38)	124	616	350
Non-controlling interest	—	(3)	4	—

Comprehensive (loss) income	(38)	121	620	350

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Unaudited)

	December 31,
(millions of U.S. dollars)	2016	2015
Assets
Current assets
Cash and cash equivalents	412	515
Accounts receivable	2,208	2,053
Income taxes receivable	33	4
Inventories	3,230	3,314
Prepaid expenses and deposits	855	688
Other current assets	123	144

	6,861	6,718
Property, plant and equipment	6,818	6,333
Intangibles	566	632
Goodwill	2,095	1,980
Investments in associates and joint ventures	541	607
Other assets	48	54
Deferred income tax assets	34	53

	16,963	16,377

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	604	835
Accounts payable	4,662	3,919
Income taxes payable	17	82
Current portion of long-term debt	110	8
Current portion of other provisions	59	85

	5,452	4,929
Long-term debt	4,398	4,513
Post-employment benefits	141	124
Other provisions	322	336
Other liabilities	68	85
Deferred income tax liabilities	408	383

	10,789	10,370

Shareholders’ equity
Share capital	1,766	1,757
Retained earnings	5,634	5,533
Accumulated other comprehensive loss	(1,231)	(1,287)

Equity holders of Agrium	6,169	6,003
Non-controlling interest	5	4

Total equity	6,174	6,007

	16,963	16,377

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
(millions of U.S. dollars)	2016	2015	2016	2015
Operating
Net earnings	67	200	596	988
Adjustments for
Depreciation and amortization	141	135	532	480
(Earnings) loss from associates and joint ventures	(35)	(5)	(66)	4
Share-based payments	33	15	55	51
Unrealized (gain) loss on derivative financial instruments	—	(28)	36	(21)
Unrealized foreign exchange loss (gain)	1	(12)	(19)	(35)
Interest income	(17)	(16)	(66)	(68)
Finance costs	72	73	278	252
Income taxes	23	51	224	376
Other	26	2	23	(20)
Interest received	16	16	66	70
Interest paid	(49)	(51)	(272)	(212)
Income taxes paid	(14)	(30)	(291)	(111)
Dividends from associates and joint ventures	68	—	116	2
Net changes in non-cash working capital	1,130	743	455	(93)

Cash provided by operating activities	1,462	1,093	1,667	1,663

Investing
Business acquisitions, net of cash acquired	(26)	(42)	(342)	(127)
Capital expenditures	(173)	(278)	(724)	(1,188)
Capitalized borrowing costs	(6)	(8)	(24)	(45)
Purchase of investments	(16)	(18)	(77)	(128)
Proceeds from sale of investments	19	18	97	83
Proceeds from sale of property, plant and equipment	2	27	16	104
Other	51	(11)	33	(4)
Net changes in non-cash working capital	10	(9)	5	(198)

Cash used in investing activities	(139)	(321)	(1,016)	(1,503)

Financing
Short-term debt	(1,092)	(932)	(188)	(514)
Long-term debt issued	—	—	—	1,000
Transaction costs on long-term debt	—	—	—	(14)
Repayment of long-term debt	(1)	(2)	(17)	(19)
Dividends paid	(120)	(123)	(482)	(468)
Shares issued	—	—	—	1
Shares repurchased	—	—	—	(559)

Cash used in financing activities	(1,213)	(1,057)	(687)	(573)

Effect of exchange rate changes on cash and cash equivalents	(9)	47	(67)	80

Increase (decrease) in cash and cash equivalents	101	(238)	(103)	(333)
Cash and cash equivalents – beginning of period	311	753	515	848

Cash and cash equivalents – end of period	412	515	412	515

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
	Millions				Comprehensive
	of			Cash	loss of	Foreign		Equity	Non-
	common	Share	Retained	flow	associates and	currency		holders of	controlling	Total
(millions of U.S. dollars, except per share data)	shares	capital	earnings	hedges	joint ventures	translation	Total	Agrium	interest	equity
December 31, 2014	144	1,821	5,502	(27)	(11)	(605)	(643)	6,680	7	6,687

Net earnings	—	—	988	—	—	—	—	988	—	988
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	10	—	—	—	—	10	—	10
Other	—	—	—	(33)	(6)	(609)	(648)	(648)	—	(648)

Comprehensive income (loss), net of tax	—	—	998	(33)	(6)	(609)	(648)	350	—	350
Dividends ($3.405 per share)	—	—	(478)	—	—	—	—	(478)	—	(478)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(3)	(3)
Shares repurchased	(6)	(70)	(489)	—	—	—	—	(559)	—	(559)
Share-based payment transactions	—	6	—	—	—	—	—	6	—	6
Reclassification of cash flow hedges, net of tax	—	—	—	4	—	—	4	4	—	4

December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	592	—	—	—	—	592	4	596
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(7)	—	—	—	—	(7)	—	(7)
Other	—	—	—	6	(34)	59	31	31	—	31

Comprehensive income (loss), net of tax	—	—	585	6	(34)	59	31	616	4	620
Dividends ($3.5 per share)	—	—	(484)	—	—	—	—	(484)	—	(484)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(3)	(3)
Share-based payment transactions	—	9	—	—	—	—	—	9	—	9
Reclassification of cash flow hedges, net of tax	—	—	—	25	—	—	25	25	—	25

December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America: including the United States and Canada

•	International: including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Production facilities in Alberta and production and mining facilities in Idaho

•	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers primarily in Europe; producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients; and operations of joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended December 31,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	1,816	464	—	2,280	1,758	649	—	2,407
- inter-segment	12	193	(205)	—	7	239	(246)	—

Total sales	1,828	657	(205)	2,280	1,765	888	(246)	2,407
Cost of product sold	1,205	523	(196)	1,532	1,166	568	(227)	1,507

Gross profit	623	134	(9)	748	599	320	(19)	900

Gross profit (%)	34	20		33	34	36		37

Expenses
Selling	476	9	(5)	480	462	7	(4)	465
General and administrative	26	7	32	65	29	12	33	74
Share-based payments	—	—	33	33	—	—	15	15
Earnings from associates and joint ventures	(1)	(34)	—	(35)	(2)	(2)	(1)	(5)
Other (income) expenses	(12)	3	52	43	(23)	16	34	27

Earnings (loss) before finance costs and income taxes	134	149	(121)	162	133	287	(96)	324
Finance costs	—	—	72	72	—	—	73	73

Earnings (loss) before income taxes	134	149	(193)	90	133	287	(169)	251
Depreciation and amortization	68	67	6	141	66	65	4	135
Finance costs	—	—	72	72	—	—	73	73

EBITDA (b)	202	216	(115)	303	199	352	(92)	459

(a)	Includes inter-segment eliminations.
(b)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Twelve months ended December 31,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	11,723	1,942	—	13,665	12,168	2,627	—	14,795
- inter-segment	43	764	(807)	—	31	975	(1,006)	—

Total sales	11,766	2,706	(807)	13,665	12,199	3,602	(1,006)	14,795
Cost of product sold	8,980	2,134	(844)	10,270	9,471	2,421	(985)	10,907

Gross profit	2,786	572	37	3,395	2,728	1,181	(21)	3,888

Gross profit (%)	24	21		25	22	33		26

Expenses
Selling	1,899	32	(17)	1,914	1,902	36	(17)	1,921
General and administrative	102	30	110	242	112	39	117	268
Share-based payments	—	—	55	55	—	—	51	51
(Earnings) loss from associates and joint ventures	(6)	(61)	1	(66)	(5)	10	(1)	4
Other (income) expenses	(26)	62	116	152	(60)	23	65	28

Earnings (loss) before finance costs and income taxes	817	509	(228)	1,098	779	1,073	(236)	1,616
Finance costs	—	—	278	278	—	—	252	252

Earnings (loss) before income taxes	817	509	(506)	820	779	1,073	(488)	1,364
Depreciation and amortization	274	242	16	532	254	211	15	480
Finance costs	—	—	278	278	—	—	252	252

EBITDA	1,091	751	(212)	1,630	1,033	1,284	(221)	2,096

(a)	Includes inter-segment eliminations.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended December 31,
	2016			2015
	North			North
	America	International	Retail (a)	America	International	Retail
Sales - external	1,332	484	1,816	1,333	425	1,758
- inter-segment	12	—	12	7	—	7

Total sales	1,344	484	1,828	1,340	425	1,765
Cost of product sold	860	345	1,205	853	313	1,166

Gross profit	484	139	623	487	112	599
Expenses
Selling	376	100	476	375	87	462
General and administrative	18	8	26	22	7	29
Earnings from associates and joint ventures	—	(1)	(1)	(1)	(1)	(2)
Other income	(5)	(7)	(12)	(17)	(6)	(23)

Earnings before income taxes	95	39	134	108	25	133
Depreciation and amortization	60	8	68	61	5	66

EBITDA	155	47	202	169	30	199

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $7-million and EBITDA of $6-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Twelve months ended December 31,
	2016			2015
	North			North
	America	International	Retail (a)	America	International	Retail
Sales - external	9,565	2,158	11,723	10,093	2,075	12,168
- inter-segment	43	—	43	31	—	31

Total sales	9,608	2,158	11,766	10,124	2,075	12,199
Cost of product sold	7,306	1,674	8,980	7,826	1,645	9,471

Gross profit	2,302	484	2,786	2,298	430	2,728
Expenses
Selling	1,555	344	1,899	1,571	331	1,902
General and administrative	72	30	102	79	33	112
Earnings from associates and joint ventures	(4)	(2)	(6)	(3)	(2)	(5)
Other expenses (income)	3	(29)	(26)	(35)	(25)	(60)

Earnings before income taxes	676	141	817	686	93	779
Depreciation and amortization	249	25	274	229	25	254

EBITDA	925	166	1,091	915	118	1,033

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $16-million and EBITDA of $15-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended December 31,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	218	74	82	90	464	270	137	127	115	649
- inter-segment	67	31	62	33	193	97	38	72	32	239

Total sales	285	105	144	123	657	367	175	199	147	888
Cost of product sold	200	84	136	103	523	181	112	162	113	568

Gross profit	85	21	8	20	134	186	63	37	34	320
Expenses
Selling	4	2	1	2	9	3	1	1	2	7
General and administrative	4	2	1	—	7	5	2	1	4	12
Earnings from associates and joint ventures	—	—	—	(34)	(34)	—	—	—	(2)	(2)
Other expenses (income)	1	4	—	(2)	3	(12)	7	1	20	16

Earnings before income taxes	76	13	6	54	149	190	53	34	10	287
Depreciation and amortization	23	26	15	3	67	18	28	14	5	65

EBITDA	99	39	21	57	216	208	81	48	15	352

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Twelve months ended December 31,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	860	280	356	446	1,942	1,129	364	471	663	2,627
- inter-segment	284	139	211	130	764	401	151	270	153	975

Total sales	1,144	419	567	576	2,706	1,530	515	741	816	3,602
Cost of product sold	757	367	523	487	2,134	801	335	599	686	2,421

Gross profit	387	52	44	89	572	729	180	142	130	1,181
Expenses
Selling	14	7	3	8	32	15	5	4	12	36
General and administrative	13	7	3	7	30	15	7	5	12	39
(Earnings) loss from associates and joint ventures	—	—	—	(61)	(61)	—	—	—	10	10
Other expenses (income)	31	28	7	(4)	62	—	25	17	(19)	23

Earnings before income taxes	329	10	31	139	509	699	143	116	115	1,073
Depreciation and amortization	75	99	55	13	242	72	71	51	17	211

EBITDA	404	109	86	152	751	771	214	167	132	1,284

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended December 31,						Twelve months ended December 31,
	2016			2015			2016			2015
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	779	632	147	843	689	154	4,310	3,478	832	4,944	4,097	847
Crop protection products	620	324	296	541	273	268	4,684	3,570	1,114	4,543	3,476	1,067
Seed	101	58	43	75	21	54	1,462	1,165	297	1,425	1,141	284
Merchandise	167	140	27	156	129	27	621	518	103	638	539	99
Services and other (a)	161	51	110	150	54	96	689	249	440	649	218	431

	1,828	1,205	623	1,765	1,166	599	11,766	8,980	2,786	12,199	9,471	2,728

Wholesale
Nitrogen	285	200	85	367	181	186	1,144	757	387	1,530	801	729
Potash	105	84	21	175	112	63	419	367	52	515	335	180
Phosphate	144	136	8	199	162	37	567	523	44	741	599	142
Product purchased for resale	37	37	—	53	52	1	215	211	4	398	387	11
Ammonium sulfate, ESN and other	86	66	20	94	61	33	361	276	85	418	299	119

	657	523	134	888	568	320	2,706	2,134	572	3,602	2,421	1,181

Other inter-segment eliminations	(205)	(196)	(9)	(246)	(227)	(19)	(807)	(844)	37	(1,006)	(985)	(21)

Total	2,280	1,532	748	2,407	1,507	900	13,665	10,270	3,395	14,795	10,907	3,888

Wholesale share of joint ventures
Nitrogen	65	53	12	71	59	12	196	164	32	194	178	16
Product purchased for resale	—	—	—	—	—	—	—	—	—	38	37	1

	65	53	12	71	59	12	196	164	32	232	215	17

Total Wholesale including proportionate share in joint ventures	722	576	146	959	627	332	2,902	2,298	604	3,834	2,636	1,198

(a)	Includes financial services products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended December 31,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	1,593	395	317	78	1,375	513	416	97
International	395	381	321	60	327	424	364	60

Total crop nutrients	1,988	392	318	74	1,702	496	406	90

Wholesale
Nitrogen
North America
Ammonia	334	371			374	499
Urea	439	274			386	356
Other	181	222			152	283

Total nitrogen	954	298	209	89	912	403	199	204

Potash
North America	286	211			503	281
International	304	148			153	220

Total potash	590	179	143	36	656	267	171	96

Phosphate	303	475	449	26	325	610	495	115
Product purchased for resale	149	243	248	(5)	148	362	356	6
Ammonium sulfate	99	240	130	110	96	293	125	168
ESN and other	178				155

Total Wholesale	2,273	289	230	59	2,292	387	248	139

Wholesale share of joint ventures
Nitrogen	222	293	235	58	198	359	295	64
Product purchased for resale	—	—	—	—	—	—	—	—

	222	293	235	58	198	359	295	64

Total Wholesale including proportionate share in joint ventures	2,495	289	230	59	2,490	385	251	134

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and twelve months ended December 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Twelve months ended December 31,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	8,003	446	351	95	7,731	537	436	101
International	1,956	379	341	38	1,843	431	393	38

Total crop nutrients	9,959	433	349	84	9,574	516	427	89

Wholesale
Nitrogen
North America
Ammonia	1,165	402			1,209	530
Urea	1,620	294			1,583	395
Other	817	244			864	305

Total nitrogen	3,602	318	211	107	3,656	418	219	199

Potash
North America	1,187	217			1,133	330
International	1,052	154			601	235

Total potash	2,239	187	164	23	1,734	297	193	104

Phosphate	1,106	512	472	40	1,166	635	513	122
Product purchased for resale	745	288	283	5	1,089	366	356	10
Ammonium sulfate	341	268	122	146	336	330	140	190
ESN and other	694				656

Total Wholesale	8,727	310	245	65	8,637	417	280	137

Wholesale share of joint ventures
Nitrogen	669	293	245	48	506	384	352	32
Product purchased for resale	—	—	—	—	117	321	309	12

	669	293	245	48	623	372	343	29

Total Wholesale including proportionate share in joint ventures	9,396	309	245	64	9,260	414	285	129